Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”) Suite 2300 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

August 7, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on August 7, 2008.

Item 4.	Summary of Material Changes

On August 7, 2008, NovaGold announced that it and certain of its officers have been named as defendants in a purported securities class action lawsuit filed on the same day.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

On August 7, 2008, NovaGold learned that it and certain of its officers have been named as defendants in a purported securities class action lawsuit filed in the United States District Court for the Southern District of New York.

The complaint alleges, among other things, that the defendants failed to disclose materially adverse facts about the Company’s operations and prospects in various public statements and filings between October 25, 2006 and November 23, 2007.

NovaGold believes it has substantial and meritorious legal and factual defenses.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders Vice President, Finance & Corporate Secretary Telephone: (604) 669-6227 Fax: (604) 669-6272

Item 9.	Date of Report

August 12, 2008